Canadian Pension Plans May Invest in HIT

The AFL-CIO Housing Investment Trust’s Board of Trustees has voted to give Canadian pension funds the opportunity to invest in the HIT. At its April meeting, the Board unanimously approved HIT’s plan for marketing units of participation to Canadian investors.

“We look forward to offering the HIT’s proven fixed-income investment strategy to Canadian funds serving union members,” said HIT Chief Operating Officer Helen Kanovsky. “As a core fixed-income investment that combines consistent performance with important collateral benefits, the HIT presents a unique opportunity for Canadian pension investors. HIT’s existing participants would also benefit from an expanded investor base.”

continued, page 2

I N S I D E

HIT’s New Boston Office	2

HIT Multifamily Team	3

Training in New Orleans	4

Investor Spotlight: NYC	5

EHDOC and Senior Housing	6

$31 Million for St. Louis Housing	7

HIT Records Strong First Quarter	8

Boston Project Is Model for Urban Living

“We are proud that union pension funds are helping turn this community around and providing good jobs for union members. It’s another example of the good work HIT has done in the Boston area.”

—Richard Rogers, Executive Secretary-Treasurer, Greater Boston Labor Council

The AFL-CIO Housing Investment Trust (HIT) is providing $5.1 million in financing for an ambitious $49 million mixed-used project going up in Boston’s Dorchester community adjacent to one of the city’s major transit centers.

Named “The Carruth” after an early developer of Dorchester’s rail line, the project was hailed by Boston Mayor Thomas Menino as “a model for transit oriented development.” The project exemplifies a growing trend to reduce dependence on the automobile. Its 74 affordable rental units and 42 condominiums will be just steps away from public transportation. The Ashmont Peabody Square train station next door is being completely redeveloped by the Massachusetts Bay Transportation Authority.

Financing for The Carruth is being provided through HIT’s relationship with MassHousing, the state housing finance agency. The HIT is also financing two MassHousing projects now nearing completion – Maverick Gardens III, a $28.8 million HOPE VI redevelopment of public housing in East Boston, and Squantum Gardens, a $46.5 million project for seniors in Quincy. Overall, the HIT has financed 15 Massachusetts projects, which generated some 2.4 million hours of union work in construction and related industries.

I S S U E N O . 1 , 2 0 0 7

H I T I N V E S T O R

Canadian Pension Plans May Invest in HIT

(continued from page 1)

The government of Canada eliminated its cap on foreign investments by pension plans two years ago. “The HIT’s solid benchmarked performance is likely to be attractive to Canadian pension plans that are looking for international exposure,” according to Dr. Tessa Hebb of the Labor and Worklife Program, Harvard Law School. Hebb, an expert on pension plans and economically targeted investing, is serving as a consultant to HIT on the Canadian market and attended the April meeting of the HIT Board of Trustees. She told the Board that HIT’s union friendly investment strategy should interest many of the Canadian pension funds that serve union members.

While attending the Canadian Building and Construction Trades Policy Conference in Ottawa in May, HIT’s Paul Barrett (right) and Randy Kinder (second from right) met with Canadian Member of Parliament Pat Martin (left) and consultant Tessa Hebb. HIT’s plans to seek Canadian investors were described to Martin, a worker rights advocate and former miner and carpenter.

The HIT’s Canadian marketing initiative is being carried out in consultation with international unions that have Canadian members or affiliates. Paul Barrett, HIT’s Northeast Regional Marketing Director, is leading the initiative. Canadian investment in the HIT will be limited to investors that qualify as “accredited investors” under National Instrument 45-106 Prospectus and Registration Exemptions, a rule of the Canadian securities administrators.

Meanwhile, the HIT has been having notable marketing success in the U.S. Current HIT participants made the first quarter of 2007 the best yet for new investments, adding over $127 million in new investments to their HIT holdings.

Boston Office Focuses On Northeast

Boston is home to the HIT’s newest regional office, opened in mid-2006 with Boston-native Paul Barrett at the helm. As Northeast Regional Marketing Director, Barrett is the primary contact for investors and investment consultants in the New England area as well as being involved in the sourcing of multifamily real estate transactions for the HIT.

“We’re looking forward to increasing HIT’s presence in the Northeast,” says Barrett. “The HIT has a lot to offer this region, both as a fixed-income investment for pension plans and as a source of financing for communities in need of affordable housing.”

Barrett brings a strong background in real estate planning and development. He is former Director of the Boston Redevelopment Authority and also headed the Boston Economic Development and Industrial Corporation and the Boston Industrial Development Finance Agency. In Rhode Island, he was Secretary of Economic Development and Executive Director of the Economic Development Corporation.

“We’re extremely fortunate to have someone of Paul’s caliber representing the HIT in the Northeast,” said HIT CEO Stephen Coyle. “Paul is backed by a strong team thats knows the region well.” Working with Barrett are Tom O’Malley, who has spent 25 years in housing and economic development, including 15 years with the Boston Redevelopment Authority; and Rev. Msgr. Michael Groden, the founding director of the Planning Office for Urban Affairs, Archdiocese of Boston, where he oversaw the development of over 2,000 units of mixed-income housing.

The HIT’s Boston office is located at 655 Summer Street, Boston, MA 02210; telephone (617) 261-4444.
2

H I T I N V E S T O R

HIT’s ‘Community Investing’ Strategy Focuses on Regional Markets

HIT CEO Stephen Coyle, left, led a HIT roundtable on multifamily investment strategies for an evolving real estate market. Among the presenters from the housing industry were (seated at table, from far right): James Campbell, Somerset Development; Carlton Arrendell, real estate consultant; David Keto, AFL-CIO Investment Trust Corporation; and Bert Mason, Telesis Corporation. HIT staff shown here are Molly Moynihan (second from left), Sondra Albert (foreground) and Ann Kay (rear).

HIT’s multifamily team – led by Stephanie H. Wiggins, Chief Investment Officer, an 18-year veteran in the real estate business – is gearing up for a multiyear housing finance agenda focused on key regional markets across the country.

The HIT is implementing highly competitive strategies to enhance its financing capacity with the Federal Housing Administration (FHA), government-sponsored enterprises such as Fannie Mae and Freddie Mac, and state housing finance agencies, Wiggins reports. At the same time, it is cultivating its relationships with developers and customizing investment solutions for affordable and market rate housing finance.

Targeted community investment initiatives like those underway in New York City and Chicago will continue to be a major focus for the HIT team. Wiggins stated, “We will continue our strategy of initiative-based programs that have been so successful for us in the past but will give greater emphasis to large affordable housing deals and expanding our programs to include tax-exempt bonds and construction financing.”

Housing industry experts joined HIT staff in a roundtable discussion as HIT refined its housing investment strategy for the next five years. Initiatives to finance workforce housing, affordable housing for people with special needs, and homeownership opportunities for working families topped the discussion.

The addition of two new specialists increases the scope of the HIT multifamily team. Liz Diamond, the new Senior Investment Officer in San Francisco, will anchor HIT’s West Coast investment work, where she will apply her special expertise in affordable housing transactions. Lauren Miller has been retained as an investment analyst in the HIT’s New York City office. “Both Liz and Lauren bring excellent credentials and unique skills to the HIT multifamily group,” Wiggins stated. “We are delighted to have them on board.”

Wiggins said that Diamond and Miller are joining a seasoned group of HIT veterans including Terrance H. Pearson, Director of FHA Finance; Karen Howarth, Senior Investment Officer; Carol Miriam Nixon, Director of the New York City Office, and Christopher Shaw, Investment Officer.

“Workforce housing and affordable housing for people with special needs are among HIT’s highest priorities.” —Stephanie Wiggins, Chief Investment Officer-Multifamily
3

H I T I N V E S T O R

AFL-CIO To Mobilize Training and Jobs for Minority Youth in New Orleans

“The labor movement is committed to taking decisive action to improve opportunities for young men of color,” said AFL-CIO Secretary-Treasurer Richard Trumka in announcing the MYMC program. Former Congressman Ronald Dellums (seated) chaired the commission whose report on minority youth spurred the AFL-CIO to create the program.

The AFL-CIO is preparing to launch an innovative program to expand employment and educational resources for minority youth. The program, called Mobilization for Young Men of Color (MYMC), will be piloted in New Orleans in conjunction with the AFL-CIO Gulf Coast Revitalization Program, where it will seek to help minority youth gain employment experience and training in the construction trades. MYMC is a labor response to the 2006 report by the Dellums Commission and the Health Policy Institute of the Joint Center for Political and Economic Studies, which highlights the adverse effects on minority youth of many well-intentioned public policies.

AFL-CIO Secretary-Treasurer Richard Trumka, a member of the HIT’s Board of Trustees, announced the AFL-CIO’s plans for MYMC at a Washington press conference with former Congressman Ronald Dellums late in 2006. Dellums headed the commission appointed by the Health Policy Institute that investigated the impact of public policies on young minority males.

MYMC will complement the redevelopment efforts of the AFL-CIO Gulf Coast Revitalization Program by helping young minority residents to qualify for jobs on projects financed by the Program. The HIT has set a Gulf Coast investment goal of $600 million, while the AFL-CIO Building Investment Trust is targeting $100 million.

The AFL-CIO Investment Trust Corporation has set up the Solidarity Revitalization Corporation, a 501(c)(3) organization that can secure funding for the acquisition and operation of the MYMC anchor facility in New Orleans. The Building and Construction Trades Department, AFL-CIO (BCTD), has received a three-year, $3 million grant under the Louisiana Community Development Block Grant Recovery Workforce Training Program to implement the central job training services. The BCTD will offer a comprehensive workforce training system to recruit young men of color and other low-income Gulf Coast residents into family-sustaining careers in the building trades.

“The MYMC program and anchor facility will be centered on workforce training,” said Stephen Coyle, CEO of the HIT. “The facility can also be used for community purposes, such as mobile health clinics, after-school programming for pre-teen youth, as well as financial literacy, musical and cultural education.”

Coordinating the HIT’s participation in MYMC is William Little, Deputy Chief of Staff, who is also managing HIT’s involvement in the AFL-CIO Gulf Coast Revitalization Program.

4

H I T I N V E S T O R

Investor Spotlight

New York City Retirement Systems

Investing to Benefit Pensioners and Their Communities

The HIT’s long history of competitive returns and investments in housing – together with its record of investing in New York City – fit the needs of the New York City Retirement Systems when they sought to target pension investments to help meet urgent housing needs. After a competitive search, HIT was selected as a fixed income manager for four City pension plans – serving New York City Employees, Teachers, Police, and Fire Fighters. Investing initially in 2002, the four funds recently approved increased investments in the HIT. The City’s fifth retirement fund entered the HIT in 2006 (see box).

New York City Comptroller William C. Thompson, Jr., has described the HIT as “an excellent investment for the New York City Pension Funds.” Noting the success of HIT’s New York City Community Investment Initiative, he stated, “We are pleased to continue investing in the HIT and welcome its continued presence in New York City.”

As Comptroller, Thompson has fiduciary responsibility for investing and protecting the pension funds of 237,000 retirees and beneficiaries and 344,000 active employees who are covered by five City retirement plans. Those plans invest in a variety of asset classes, including U.S. fixed-income products. Some investments are economically targeted to generate affordable housing and promote economic development in New York City.

The New York City Board of Education Retirement System (BERS) became the fifth investor in the HIT from the New York City Retirement Systems late last year. BERS provides retirement benefits for certain employees of the School District of New York and certain other employees.

“The first priority of New York City’s economically targeted investments is to safeguard and grow the assets of our retirement plans,” explains Kathy Martino, Director of Economically Targeted Investments at the Comptroller’s Office. “The targeted investments have a record of solid, market-rate returns – but they have also supplied significant capital for affordable housing and economic development in New York City.” Through HIT and other funds, the City’s pension plans have invested more than $1 billion through this targeted strategy.

Soon after the September 11 tragedy, the HIT established its New York City Community Investment Initiative (NYCCII), which over the next four years provided over $596 million in financing for multifamily housing production and homeownership opportunities for New York City residents. Phase two of the initiative, launched early in 2006, sets a five-year target of $250 million more for multifamily housing, and over $47 million has been invested to date. The HIT is also collaborating in phase two with Chase in a five-year, $1 billion homeownership program for New York City union members and municipal employees. Chase offers these loans through the HIT HOME and Union Plus mortgage programs.

Penn South Cooperative in Manhattan: HIT’s $33 million investment preserved affordability for over 2,800 households. Affordable housing is an investment priority of the New York City Retirement Systems.

5

H I T I N V E S T O R

HIT Joins EHDOC To Preserve and Expand Quality Senior Housing

The HIT has been invited to collaborate with one of the country’s leading managers and advocates of quality, affordable senior housing in order to preserve and expand this valuable resource. The Elderly Housing Development & Operations Corporation (EHDOC) and its predecessor, the National Council of Senior Citizens, represent three decades of work with union organizations to create and manage affordable senior communities. EHDOC now expects to expand its mission by seeking refinancing to improve the senior housing that it currently manages as well as to develop new housing. EHDOC would also acquire and preserve affordable housing that is in danger of being converted to market rate.

HIT staff participated in EHDOC’s recent roundtable on low-income elderly housing. Shown at the meeting are (front row from left) Stephanie Wiggins and Helen Kanovsky of the HIT; Steve Protulis and Patricia Kohnke of EHDOC; (back row, from left) Chris Shaw, HIT; and Jeanelle Topping, Maria Bello Zucaro and Uris Liburd of EHDOC.

HIT Financing Helps Midwest Union Groups To Preserve Affordable Housing

Leo E. Dugan Apartments, Cuyahoga Falls, Ohio – To preserve affordable housing opportunities for low-income elderly and handicapped individuals in Cuyahoga Falls, just outside of Akron, Ohio, the HIT is providing $2.3 million to refinance the Leo E. Dugan Apartments. The project sponsor is Labor Council Senior Housing, Inc., a union-affiliated non-profit, which has owned and operated the apartment facility since it was built in 1985 and whose board of trustees represent a variety of unions. Residents of all 70 units at the Dugan receive rental assistance through a federal Housing Assistance Payment Contract. This project brings HIT’s historical financing in Ohio to $269 million, with over 6,200 units of housing for Ohio residents.

Cedar River Tower, Waterloo, Iowa–The HIT committed $3.3 million for a permanent loan to preserve the affordability of an elderly and handicapped residential facility in Waterloo, Iowa. The property is owned and managed by the Cedar River Housing Corporation, a non-profit corporation affiliated with United Food and Commercial Workers, Local 431.

All residents of the 85-unit Cedar River Tower apartment building are eligible for Section 8 rental assistance.

Cedar River Tower
6

H I T I N V E S T O R

$31 Million HIT Investment Brings Housing to Downtown St. Louis

University Village Lofts

A $31 million investment from the HIT is helping the City of St. Louis meet a growing demand for housing in the Midtown and Central West End neighborhoods. The $55.5 million University Village Lofts project has nearly completed its conversion of four historic warehouse buildings into a residential complex offering 242 apartments and almost 50,000 square feet of commercial space as well as a new multi-level parking garage. The historically significant exteriors of the 1920s-era buildings are being retained, while the interiors have been turned into modern apartments with the latest amenities.

Located in the Midtown district near Forest Park and less than one block from the Central West End neighborhood, the complex is close to St. Louis University and Washington University.

The University Village Lofts project brings HIT investments in St. Louis housing to $245 million, representing over 2,800 units of housing for city residents and more than 1,800 union construction jobs.

Low-Income Housing for Illinois Seniors

The HIT is helping finance two Illinois projects that represent over $64 million in total development costs as well as 470 units of housing for seniors in Chicago and Mt. Vernon.

Paul Stewart Apartments

The HIT committed $2.5 million in financing for the $59 million rehabilitation of the Paul G. Stewart Apartments. The two-phase project will offer a total of 420 apartments in two facilities, with all of the units set aside for lower-income seniors. The project owner is Peoples Co-Op, a neighborhood not-for-profit, which owns and operates other low-income housing in Chicago.

In the southern Illinois town of Mt. Vernon, located 80 miles east of St. Louis, the HIT is working with the Illinois Housing Development Authority (IHDA) and Morrissey Construction Company to finance construction of the Mt. Vernon Senior Building. All of the 50 units will be reserved for seniors whose incomes are at or below 60% of the area median income.

Since 1996, the HIT and IHDA have successfully worked together to produce over 3,400 units of housing throughout Illinois, with more than $168 million in HIT financing. These investments have generated an estimated 1,800 jobs for union members in construction and related industries.

7

H I T I N V E S T O R

HIT Records Strong 1st Quarter Performance

The AFL-CIO Housing Investment Trust outperformed its benchmark at the close of the first quarter by 14 basis points on a net basis for the year ended March 31, 2007. It also outperformed for the three-, five- and ten-year periods. The HIT’s net return for the one-year period was 6.73%, compared to 6.59% for its benchmark, the Lehman Brothers Aggregate Bond Index.

The first quarter results followed the HIT’s strong showing at year-end 2006. At December 31, the HIT’s one-year net return of 4.65% surpassed the Lehman Aggregate by 32 basis points. The HIT also exceeded the benchmark over longer periods ended December 31, 2006. Its net returns for the three-, five- and ten-year periods were 3.83%, 5.34% and 6.51%, respectively, exceeding the benchmark by 13, 28, and 27 basis points for those periods.

“The HIT’s overweight in government and agency credit quality investments and the excess yield generated by the portfolio contributed to its superior performance relative to the benchmark in the first quarter,” said Chang Suh, Executive Vice President and Chief Portfolio Manager. “The HIT also benefited from underweighting corporate bonds, which underperformed government credit quality investments significantly in March. The HIT’s strategy of capturing excess yield while taking on less credit risk and remaining duration-neutral paid off.”

The performance data quoted represents past performance. Past performance is no guarantee of future results. Economic and market conditions change, and both will cause investment return, principal value, and yield to fluctuate so that a participant’s units when redeemed may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end is available at www.aflcio-hit.com .

The Lehman Brothers Aggregate Bond Index is an unmanaged index and is not available for direct investment. Its returns would be lower if they reflected the expenses associated with active management of an actual portfolio.

Investors should consider the HIT’s investment objectives, risks and expenses carefully before investing. A prospectus containing more complete information may be obtained from the HIT by calling the Marketing and Investor Relations Department collect at 202-331-8055, or by viewing the HIT’s website at www.aflcio-hit.com. The prospectus should be read carefully before investing.

AFL-CIO HOUSING INVESTMENT TRUST

Stephen Coyle, Chief Executive Officer
Helen R. Kanovsky, Chief Operating Officer
Erica Khatchadourian, Chief Financial Officer
Chang Suh, Executive Vice President and Chief Portfolio Manager
Mary C. Moynihan, General Counsel
Stephanie H. Wiggins, Chief Investment Officer – Multifamily Finance
Marcie Cohen, Senior Vice President
Lesyllee White, Director of Marketing

National Office
1717 K Street, NW, Suite 707
Washington, DC 20036 (202) 331-8055

New York Office
Carol Nixon, Director
1270 Avenue of the Americas, Suite 210
New York, NY 10020 (212) 554-2750

Boston Office

Paul Barrett, Director
655 Summer Street
Boston, MA 02210 (617) 261-4444

Western Regional Office
David Landenwitch, Acting Director
235 Montgomery Street, Suite 1001
San Francisco, CA 94104 (415) 433-3044

Gulf Coast Revitalization Program

1100 Poydras Street, Suite 2870
New Orleans, LA 70163 (504) 599-8750

www.aflcio-hit.com

8